Exhibit 3.3

FORM OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

VARSAL TECH, INC.

ARTICLE I

NAME OF THE CORPORATION

The name of the corporation is Varsal Tech, Inc. (the “Corporation”).

ARTICLE II

REGISTERED AGENT

The address of the registered office of the Corporation in the State of Delaware is 614 N. DuPont Highway, Suite 210, Dover, Kent County, DE 19901. The name of the registered agent of the Corporation at such address is Registered Office Service Company.

ARTICLE III

BUSINESS PURPOSE

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV

CAPITAL STOCK

Section 4.01 Authorized Classes of Stock. The total number of shares of stock of all classes of capital stock that the Corporation is authorized to issue is 100,000,000, of which 50,000,000 shares shall be shares of Class A common stock having a par value of $0.001 per share (“Class A Common Stock”) and 50,000,000 shares shall be shares of Class B common stock having a par value of $0.001 per share (“Class B Common Stock”). The Class A Common Stock and Class B Common Stock are referred to herein collectively as the “Common Stock.” No shares of preferred stock are authorized by this Certificate.

Section 4.02 Common Stock. The powers, preferences and rights of the Class A Common Stock and Class B Common Stock, and the qualifications, limitations or restrictions thereof are as follows:

(a) Voting Rights. Except as otherwise required by law:

(i) Each share of Class A Common Stock shall entitle the record holder as of the applicable record date to one vote per share in person or by proxy on all matters submitted to a vote of the holders of Class A Common Stock, whether voting separately as a class or otherwise.

(ii) Each share of Class B Common Stock shall entitle the record holder as of the applicable record date to ten vote per share in person or by proxy on all matters submitted to a vote of the holders of Class B Common Stock, whether voting separately as a class or otherwise.

Except as otherwise required by law or this Certificate of Incorporation, the holders of shares of Class A Common Stock and Class B Common Stock shall vote together as a single class on all matters submitted to a vote of stockholders of the Corporation.

(b) Dividends and Distributions. The holders of shares of Class A Common Stock and Class B Common Stock shall be entitled to share equally, on a per share basis, in any dividends and other distributions of cash, stock or property as may be declared from time to time by the Board of Directors out of funds legally available therefor.

(c) Subdivision, Combination or Reclassification. The Corporation shall not subdivide, combine, reclassify or otherwise change the outstanding shares of any class of Common Stock unless the outstanding shares of each other class of Common Stock are subdivided, combined, reclassified or otherwise changed in the same proportion and manner, so that the economic rights of the Class A Common Stock and Class B Common Stock remain equal on a per share basis.

(d) Liquidation Rights. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation, the remaining assets and funds of the Corporation available for distribution shall be divided among and paid equally, on a per share basis, to the holders of all outstanding shares of Class A Common Stock and Class B Common Stock.

Section 4.03 Conversion of Class B Common Stock.

(a) Definitions.

As used in this Section 4.03, the following terms have the meanings set forth below.

(i) “Class B Common Stock Automatic Conversion Event” shall mean an event wherein one or more shares of Class B Common Stock automatically convert into one or more shares of Class A Common Stock pursuant to Section 4.03(c).

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(ii) “Immediate Family” means as to any natural person, such person’s spouse or Spousal Equivalent, the lineal descendant or antecedent, brother, sister, nephew or niece, of such person or of such person’s spouse or Spousal Equivalent, or the spouse or Spousal Equivalent of any lineal descendant or antecedent, brother, sister, nephew or niece of such person, or his or her spouse or Spousal Equivalent, whether or not any of the above are adopted.

(iii) “Spousal Equivalent” means any two natural persons if the relevant person and the related party are registered as “domestic partners” or the equivalent thereof under the laws of their state of residence or any other law having similar effect or provided the following circumstances are true: (a) irrespective of whether or not the relevant person and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last twelve (12) months; (b) they intend to remain so indefinitely; (c) neither are married to anyone else; (d) both are at least eighteen (18) years of age and mentally competent to consent to contract; (e) they are not related by blood to a degree of closeness that would prohibit legal marriage in the state in which they legally reside; (f) they are jointly responsible for each other’s common welfare and financial obligations; and (g) they reside together in the same residence for the last twelve (12) months and intend to do so indefinitely.

(iv) “Transfer” of a share of Class B Common Stock (collectively, the “Transferred Stock”) shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A Transfer shall also include, without limitation, a transfer of a share of Transferred Stock to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over a share of Transferred Stock by proxy or otherwise; provided, however, that the following shall not be considered a Transfer:

(1)	the granting of a proxy to officers or directors of the Corporation at the request or approval of the Board in connection with actions to be taken at an annual or special meeting of stockholders or by written consent of stockholders;

(2)	the transfer of one or more shares of Transferred Stock by: (i) gift or pursuant to a domestic relations order from a holder of Transferred Stock to such holder’s Immediate Family; or (ii) to a trust or trusts for the exclusive benefit of such holder or such Immediate Family for no consideration;

(3)	the transfer of one or more shares of Transferred Stock effected pursuant to the holder’s will or the laws of intestate succession;

(4)	as to any holder that is a trust established for the exclusive benefit of a prior holder of such shares of Transferred Stock or such prior holder’s Immediate Family, the transfer of one or more shares of Transferred Stock to the prior holder or such prior holder’s Immediate Family for no consideration;

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(5)	the granting of a repurchase right to the Corporation pursuant to an agreement wherein the Corporation has the right or option to purchase or to repurchase shares of Transferred Stock; provided, however, that the Corporation’s purchase or repurchase of such shares pursuant to the exercise of such right or option shall constitute a Transfer;

(6)	upon the request of the transferor, any transfer approved by a majority of the disinterested members of the Board, even though the disinterested directors be less than a quorum, or if there are not any disinterested members on the Board, the entire Board.

(v) “Voting Control” with respect to a share of Class B Common Stock shall mean the power (whether exclusive or shared) to vote or direct the voting of such share of Class B Common Stock by proxy, voting agreement or otherwise.

(b) Right to Convert. Each share of Class B Common Stock is convertible into one (1) fully paid and nonassessable share of Class A Common Stock at any time at the option of the holder, without the payment of additional consideration by the holder thereof, but Class A Common Stock shall not be convertible into Class B Common Stock under any circumstances.

(c) Automatic Conversion. Each share of Class B Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon a Transfer of such share; provided, however, that if a holder of Class B Common Stock transfers any shares of Class B Common Stock to another holder of Class B Common Stock, then such Transfer will not constitute a Class B Common Stock Automatic Conversion Event.

ARTICLE V

BOARD OF DIRECTORS

Section 5.01 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 5.02 Number; Term. The number of directors of the Corporation which shall constitute the entire Board of Directors shall be the number of directors as fixed from time to time in accordance with the By-Laws. The directors shall be elected at each annual meeting of stockholders to hold office for a term expiring at the next annual meeting of stockholders following their election. Each director shall hold office until such director’s successor shall have been duly elected and qualified, or until such director’s earlier death, resignation or removal.

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Section 5.03 Newly Created Directorships and Vacancies. Except as otherwise required by law, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors resulting from death, resignation, or other cause, shall be filled solely by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom they have replaced, the election and qualification of a successor, or such director’s death, resignation, or removal.

Section 5.04 Written Ballot. Unless and except to the extent that the By-Laws shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VI

LIMITATION OF LIABILITY; INDEMNIFICATION

Section 6.01 Limitation of Liability. To the fullest extent permitted by the DGCL as it currently exists or may hereafter be amended, a director or officer of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of, or repeal of this Section 6.01 shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment.

Section 6.02 Indemnification. The corporation shall indemnify to the fullest extent permitted by law as it now exists or may hereafter be amended any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that the person is or was a director, or officer, or employee, or agent of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director, or officer, or employee, or agent at the request of the Corporation or any predecessor to the Corporation. Any amendment, repeal, or modification of this Section 6.02 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE VII

STOCKHOLDER ACTION

Section 7.01 Action by Written Consent. Unless otherwise restricted by this Certificate, any action required or permitted to be taken by the stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action so taken are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Section 7.02 Special Meetings of Stockholders. Except as otherwise required by law, special meetings of the stockholders of the Corporation may be called at any time by the President of the Corporation, or the Board of Directors, or stockholders entitled to cast at least 20% of the voting power of the outstanding shares of the Corporation then entitled to vote on the matter or matters to be brought before the proposed special meeting that complies with the procedures for calling a special meeting of the stockholders as may be set forth in the Bylaws.

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ARTICLE VIII

BY-LAWS

Section 8.01 Board of Directors. In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized and empowered to adopt, amend, alter, or repeal the By-Laws without any action on the part of the stockholders.

Section 8.02 Stockholders. The stockholders shall also have the power to adopt, amend, alter, or repeal the By-Laws; provided that, in addition to any affirmative vote of the holders of any particular class of capital stock of the Corporation required by applicable law or this Certificate of Incorporation, such adoption, amendment, alteration, or repeal shall be approved by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the shares of the then outstanding voting stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE IX

SECTION 203 OF THE DGCL OPT-OUT

The corporation shall not be governed or subject to Section 203 of the DGCL.

ARTICLE X

AMENDMENTS

The Corporation reserves the right to amend, alter, or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred herein are granted subject to this reservation.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Incorporation to be signed on this [ ■ ], 2026.

VARSAL TECH, INC.

By:
Name:
Title:

[Signature Page to Certificate of Incorporation]

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